 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

UNITED MORTGAGE TRUST
(Name of Subject Company)

MACKENZIE BLUE RIDGE FUND III, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE BADGER ACQUISITION FUND 4, LLC, MACKENZIE NORTHWEST FUND, LP, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$3,900,000	$392.73
*	For purposes of calculating the filing fee only. Assumes the purchase of 600,000 Units at a purchase price equal to $6.50 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $392.73
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: November 10, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Blue Ridge Fund III, LP, MacKenzie Northstar Fund 3, LP, MACKENZIE BADGER ACQUISITION FUND 4, LLC, MACKENZIE NORTHWEST FUND, LP, COASTAL REALTY BUSINESS TRUST (collectively the "Purchasers") to purchase up to 600,000 shares of common stock (the "Shares") in United Mortgage Trust (the "Corporation"), the subject company at a purchase price equal to $6.50 per Share.  This Amendment extends the Expiration Date to January 6, 2016, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated November 10, 2015 (the "Offer Date") and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

The Purchasers have extended the Expiration Date as a result of market issues that have arisen regarding the Corporation's affiliate, United Development Funding IV.  Other than extending the Expiration Date, no other terms of the Offer are changed.  The Purchasers have not yet decided whether or not to waive any condition that may have been triggered under Section 13 of the Offer, but will amend this Offer if they determine that a condition has been triggered and will not be waived.  Shareholders can view our website at www.mackenziecapital.com (click on Tenders) to see any announcements.

As of the date hereof, 303,909.63 shares have been tendered and not withdrawn in this Offer.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated November 10, 2015*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated November 10, 2015*

(a)(4) *	Announcement of Extension Previously filed on November 10, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            December 11, 2015

MacKenzie Blue Ridge Fund III, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Fund 4, LLC, MacKenzie Northwest Fund, LP, Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:            /s/ Chip Patterson
Chip Patterson, Managing Director